Exhibit 99.11

GALAPAGOS NV

Naamloze vennootschap / Limited liability company

Generaal De Wittelaan L11 A3, 2800 Mechelen, België / Belgium

ondernemingsnummer / company number 0466.460.429

RPR Antwerpen, afdeling Mechelen / RLE Antwerp, division Mechelen

Op 23 maart 2023 bedraagt het totaal aantal aandelen en stemrechten van Galapagos NV

65.897.071

On 23 March 2023, the total number of shares and voting rights of Galapagos NV amounts to

65,897,071